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TRI-CONTINENTAL CORPORATION

EXHIBIT 77D

At a Board meeting held Sept. 8-10, 2009, the Board of Directors approved changes to the non-fundamental investment policies as follows.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may not invest in rights and warrants if, at the time of acquisition, the investment in rights and warrants would exceed 5% of the fund's net assets, valued at the lower of cost or market and that no more than 2% of the fund's net assets may be invested in warrants not listed on the New York Stock Exchange or American Stock Exchange.

Effective March 1, 2010, the fund eliminated the following non-fundamental investment policy with regards to forward foreign currency exchange contracts.

Under normal circumstances, the fund will limit forward foreign currency contracts to not greater than 75% of the fund's portfolio position in any one country as of the date the contract is entered into. This limitation will be measured at the point the hedging transaction is entered into by the fund. Under extraordinary circumstances, the fund may enter into forward currency contracts in excess of 75% of the fund's portfolio position in any one country as of the date the contract is entered into.

The fund will also not enter into such forward contracts or maintain a net exposure to such contracts where the consummation of the contracts would oblige the fund to deliver an amount of foreign currency in excess of the value of the fund's portfolio securities or other assets denominated in that currency.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may invest up to 10% of its assets in equity-linked securities as part of its overall investment strategy.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may from time to time invest up to 3% of its assets in debt securities issued or guaranteed by a foreign government or any of its political subdivisions, authorities, agencies or instrumentalities and in related forward contracts.

Currently, the fund may invest in securities denominated in foreign currencies or US dollars of issuers located in the following countries: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Hong Kong, Italy, Japan, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, Thailand and the United Kingdom.